As filed with the Securities and Exchange Commission on August 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Amendment No. 2)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission File No.:

INTERCURE LTD.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

(Address of principal executive offices)

Amos Cohen

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Mark S. Selinger, Esq. Gary Emmanuel, Esq. McDermott Will & Emery, LLP 340 Madison Avenue New York, NY 10173 (212) 547-5400	Ronen Kantor, Esq. Doron Tikotzky Kantor Gutman & Amit Gross B.S.R. 4 Tower, 33 Floor 7 Metsada Street, Bnei Brak 5126112 Israel Tel: +972 3 613 3371

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered or to be registered
Ordinary Shares	INCR	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 2 to the Registration Statement on Form 20-F of Intercure Ltd. (File No. 001-40614) is an exhibits-only submission to file certain exhibits incorporated by reference in the Registration Statement and to restate the exhibit index in Item 19 of the Registration Statement. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, the exhibit index, the signature page, and the exhibits filed herewith. The rest of the Registration Statement is unchanged and has therefore been omitted from this filing.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1*	Articles of Association of Intercure Ltd.

2.1	Specimen of Share Certificate for Intercure Ltd.’s Ordinary Shares

4.1*	Arrangement Agreement, dated February 9, 2021, by and among Intercure Ltd., Canndoc Acquisition Subco Ltd.,* Subversive Real Estate Acquisition REIT LP, Subversive Real Estate Acquisition REIT (GP) Inc. and Subversive Real Estate Sponsor LLC

4.2*	Partnership Agreement, dated May 25, 2015, by and among Canndoc Ltd., Beit HaEmek Agriculture, Agricultural Cooperative Society LTD and Beit HaEmek Kibbutz Agricultural Cooperative Society LTD

4.3*	Partnership Agreement, dated April 8, 2019, between Canndoc Ltd., Kibbutz Nir Oz, Agricultural Cooperative Society and Canndoc Nir Oz Agricultural Cooperative Society

4.4#*	Intercure 2015 Option Plan

4.5*	Loan Agreement, effective as of June 21, 2018, by and between Avner Barak and Intercure Ltd.

8.1*	List of Subsidiaries.

15.1*	Consent of Somekh Chaikin (member firm of KPMG International)

15.2*	Letter of Brightman Almagor Zohar & Co. (a firm in the Deloitte Global Network) to the SEC, dated June 7, 2021.

* Previously filed

# Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

INTERCURE LTD.

Date:	August 16, 2021	By:	/s/ Alexander Rabinovich
Alexander Rabinovich
Chief Executive Officer